Exhibit 21

OLD NATIONAL BANCORP

SUBSIDIARIES OF THE REGISTRANT

AS OF DECEMBER 31, 2016

Name of Subsidiary	Jurisdiction of Incorporation	Business Name of Subsidiary
Old National Bank	United States of America	Old National Bank
Old National Realty Company, Inc.	Indiana	Old National Realty Company, Inc.
Old National Life, LLC	Indiana	Old National Life, LLC
Investment Directions, Inc.	Wisconsin	Investment Directions, Inc.